Exhibit 99.7

CONSENT OF APPOINTED ACTUARY

I consent to the use and incorporation by reference in this Annual Report on Form 40-F of Sun Life Financial Inc. (the “Company”) for the year ended December 31, 2020 of the Appointed Actuary’s Report to the Shareholders and Directors dated February 10, 2021 (the “Report”), relating to the valuation of the policy liabilities and reinsurance recoverables of the Company and its subsidiaries for its Consolidated Statement of Financial Position at December 31, 2020 and December 31, 2019 and their change in the Consolidated Statements of Operations for the year ended December 31, 2020.

_/s/ Kevin Morrissey_______________

Kevin Morrissey
Fellow, Canadian Institute of Actuaries

Toronto, Ontario, Canada
February 10, 2021